UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinate Voting Stock

(Title of Class of Securities)

559211 10 7

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 14 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445327”), Bergenie Anstalt, MI Developments Inc. (“MID”) and 1346457 Ontario Inc. on September 20, 2003, as previously amended, with respect to the Class A Subordinate Voting Stock, par value $.01 per share (“MECA Shares”) of Magna Entertainment Corp., a Delaware corporation (the “Company”). This Amendment No. 14 is being filed to report that MID has terminated the transaction agreement (the “Transaction Agreement”), dated November 26, 2008, among MEC, MID, 445327, the Stronach Trust and Fair Enterprise Limited (collectively with 445327 and the Stronach Trust, the “Stronach Group”).

All information in this Amendment No. 14 relating to Mr. Stronach, the Stronach Trust or 445327 has been furnished by these entities and MID disclaims any responsibility for the accuracy or completeness thereof.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the MECA Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2.	Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust, and 445327 (collectively, the “Reporting Persons”).

Item 4.	Purpose of the Transaction.

Item 4 is amended by adding the following:

MID has terminated the Transaction Agreement on February 18, 2009. MID and certain of its affiliates are currently engaged in discussions with the Company with respect to possible transactions, which could include providing financing to the Company in connection with any in-court or out-of-court reorganizations of the Company, that could result in one or more of the transactions or changes enumerated in (a)-(f) of this Item 4. There cannot be any assurance that any transactions of any kind will occur.

None of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D except as set forth herein. Each of the Reporting Persons intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company or otherwise, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

MID has terminated the Transaction Agreement. The notice of such termination is filed as Exhibit B hereto. A copy of the press release announcing the termination of the Transaction Agreement is filed as Exhibit C hereto, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement.
Exhibit B	Notice of Termination
Exhibit C	Press Release of MEC dated February 18, 2009 (Incorporated by reference from Exhibit 1 to Form 6-K filed by MI Developments effective as of February 19, 2009).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 24, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

Exhibit B

TERMINATION NOTICE

TO:	Magna Entertainment Corp. (“MEC”)

AND TO:	The Stronach Trust, Fair Enterprise Limited and their respective Subsidiaries (including 445327 Ontario Limited but excluding MI Developments Inc., Magna Entertainment Corp. and Magna International Inc. and their respective subsidiaries) (collectively, the “Stronach Group”)

Reference is made to the Transaction Agreement dated November 26, 2008 between MEC, the Stronach Group and the undersigned (the “Transaction Agreement”).

The undersigned is hereby terminating the Transaction Agreement pursuant to section 14(c) thereof.

Dated the 18th day of February, 2009.

MI DEVELOPMENTS INC.

by	/s/ Donald Cameron
	Name:	Donald Cameron
	Title:	Chief Operating Officer

/s/ Richard J. Crofts
	Name:	Richard J. Crofts
	Title:	Executive Vice-President, Corporate Development, General Counsel and Secretary MI Developments Inc.